EXHIBIT 12.1

Statement Setting Forth Computation Showing the Ratio of Earnings to

Combined Fixed Charges and Preferred Dividends

	Nine Months Ended		Year Ended
	2014	2013	2013	2012	2011	2010	2009

Earnings
Income from Continuing Operations	$19,501	$20,877	$27,787	$27,420	$30,090	$26,121	$26,568
Add: Interest Expense	$7,611	$6,774	$9,094	$9,148	$7,685	$7,585	$6,695

Total Earnings	$27,112	$27,651	$36,881	$36,568	$37,775	$33,706	$33,263

Fixed Charges
Interest Expense	$7,611	$6,774	$9,094	$9,148	$7,685	$7,585	$6,695
Preferred Stock Dividends	$10,359	$11,496	$14,949	$13,267	$13,094	$13,094	$13,094
Total Fixed Charges	$17,970	$18,270	$24,043	$22,415	$20,779	$20,679	$19,789

Ratio of Earnings to Fixed Charges	3.56	4.08	4.06	4.00	4.92	4.44	4.97
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	1.51	1.51	1.53	1.63	1.82	1.63	1.68